UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                             SCHEDULE 13D

                Under the Securities Exchange Act of 1934
                        and (Amendment No. 2)

                   UNITED ASSET MANAGEMENT CORPORATION
                           (Name of Issuer)

                    Common Stock, no par per share
                     (Title of Class of Securities)

                               909420 10 1
                              (CUSIP Number)

                           D. Francis Finlay
                              John P. Clay
                          c/o Clay Finlay Inc.
                             200 Park Avenue
                         New York, New York 10166
                             (212) 557-7022
         (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications)

                             February 5, 1997
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

                                SCHEDULE 13D


CUSIP No. 909420 10 1

1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    (a)    D. Francis Finlay
    (b)    John P. Clay

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    (a)    [x]
    (b)    [ ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS
    OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    (a)    UK
    (b)    US

NUMBER     7.  SOLE VOTING POWER
OF                 (a)     1,698,605
                   (b)     1,478,080

SHARES         8.  SHARED VOTING POWER
BENEFICIALLY       (a)     -0-
                   (b)     -0-

OWNED BY       9.  SOLE DISPOSITIVE POWER
EACH               (a)     1,698,605
                   (b)     1,478,080

REPORTING  10.     SHARED DISPOSITIVE POWER
PERSON WITH        (a)     -0-
                   (b)     -0-

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   (a)     1,698,605
                   (b)     1,478,080

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   (a)     2.79%
                   (b)     2.43%

14.     TYPE OF REPORTING PERSON
                   (a)     IN
                   (b)     IN

     This Amendment No. 2 filed by the Reporting Persons further amends a report on Schedule 13D originally filed September 12, 1996 which was amended by Amendment No. 1 to such report filed November 19, 1996.

Item 1.   SECURITY AND ISSUER

     No change.


Item 2.   IDENTITY AND BACKGROUND

     No change.


Item 3.   SOURCE AND AMOUNT OF FUNDS.

     No change.


Item 4.   PURPOSE OF TRANSACTION

     No change.


Item 5.   INTEREST IN SECURITIES OF THE COMPANY.

     (a) Mr. Finlay beneficially owns an aggregate of 1,698,605 shares of Common Stock, such amount representing approximately 2.79% of the shares of Common Stock outstanding. Mr. Clay beneficially owns an aggregate of 1,478,080 shares of Common Stock, such amount representing approximately 2.43% of the shares of Common Stock outstanding, of which 28,080 shares are held by trust of which the wife of Mr. Clay is the grantor. Certain other individuals also party to the Continuity of Interest Agreements referred to in Item 7 own an aggregate of 720,011 shares of Common Stock, such amount representing 1.18% of the shares of Common Stock outstanding.

     (b) Each of Messrs. Finlay and Clay holds sole power to vote and direct the disposition of all shares of Common Stock beneficially owned by each of them set forth in Item 5(a), respectively.

     (c) No transactions in the Common Stock were effected by the Reporting Persons during the past 60 days other than:

          (i) Mr. Finlay sold 75,000 shares of Common Stock on December 26, 1996 to a charitable foundation established by him at a price per share of $26.750 and 360,365 shares of Common Stock to a commingled investment vehicle in exchange for units in such vehicle on February 5, 1997 at a price per share of $27.500. Both transactions were effected privately and not on any stock exchange.

          (ii) Mr. Clay sold a total of 262,700 shares of Common Stock on the dates and at the prices set forth on Schedule A attached hereto. All such transactions were effected in a brokers' transaction as defined in Section 4(4) of the Securities Act of 1933.

     (d) A trust of which the wife of Mr. Clay is the grantor holds 28,080 shares of Common Stock beneficially owned by Mr. Clay and has the right to receive dividends on and proceeds from the sale of such shares.

     (e)  Not applicable.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     No change.


Item 7.   EXHIBITS.

     No change.

                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                          /s/ D. Francis Finlay
                          D. Francis Finlay


                          /s/ John P. Clay
                          John P. Clay

Date:     March 3, 1997
                                 Schedule A


DATE            AMOUNT           PRICE
1/6/97          62,700         $26.750
1/8/97          14,000          26.750
1/8/97           1,000          27.000
1/9/97           4,000          26.750
1/10/97          1,000          26.750
1/13/97          3,300          26.750
1/13/97          3,000          26.625
1/14/97         23,700          26.625
1/14/97            200          27.250
1/14/97          9,800          27.125
1/14/97         10,000          27.000
1/15/97         30,000          27.000
2/25/97        100,000          28.500